UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934


                              LIDAK Pharmaceuticals

                                (Name of Issuer)

                  Class A Common Stock and Class B Common Stock

                         (Title of Class of Securities)

                                    531707107
                  ---------------------------------------------
                                 (CUSIP Number)

                                   -----------
                            Dennis J. Doucette, Esq.
                             Steven J. Davis, Esq.
                     Luce, Forward, Hamilton & Scripps LLP
                          600 West Broadway, Ste. 2600
                          San Diego, California 92101
                                 (619) 236-1414

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               September 18, 1998
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. __


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No. 531707107
--------------------------------------------


   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          David H. Katz, M.D.
          SS# ###-##-####

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) __
                                                                       (b)  x


   3      SEC USE ONLY


   4      SOURCE OF FUNDS

          Not applicable

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                       __

          Not applicable.

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          California

                                  7      SOLE VOTING POWER
                                         Class A Common Stock: 3,215,193
          NUMBER OF                      Class B Common Stock:   609,000*
           SHARES
        BENEFICIALLY              8      SHARED VOTING POWER
          OWNED BY                       -0-
            EACH
          REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                        Class A Common Stock: 3,215,193
            WITH                         Class B Common Stock:   609,000*

                                 10      SHARED DISPOSITIVE POWER
                                         -0-

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 3,264,096
          Class B Common Stock:    619,000*

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            __

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Class A Common Stock:  7.9%
          Class B Common Stock:  92.7%*

   14     TYPE OF REPORTING PERSON
          IN

*Assumes receipt of 375,000 shares of Class B Common Stock for which Dr. Katz has exercised his options but has yet to receive shares from Lidak.

                                  SCHEDULE 13D
                                       FOR
                               DAVID H. KATZ, M.D.

          This Amendment No. 3 amends and supplements the statement on Schedule 13D dated January 16, 1998, filed on behalf of David H. Katz, M.D., Amendment No. 1 of the Schedule 13D dated March 16, 1998 filed on behalf of HealthMed, Inc. ("HealthMed"), Mitchell J. Stein, David H. Katz, M.D., Wallace O. Raubenheimer and George Rutland, and Amendment No. 1 dated March 30, 1998 filed on behalf of Dr. Katz, and Amendment No. 2 dated September 3, 1998 filed on behalf of Dr. Katz and relates to the Class A Common Stock and Class B Common Stock issued by Lidak Pharmaceuticals ("LIDAK"), a California corporation.

Item 1. Security and Issuer.

         Securities: Class A common stock, no par value ("Class A Common Stock")
                     Class B common stock, no par value ("Class B Common Stock")

         Issuer:           LIDAK Pharmaceuticals
                           11077 N. Torrey Pines Road
                           La Jolla, California 92037

Item 2.  Identity and Background.  This Schedule 13D is filed on behalf of
                                   David H. Katz, M.D.

         a. Name: David H. Katz, M.D.

         b. Business Address: 1775 La Jolla Rancho Road, La Jolla, California 92037.

         c. Dr. Katz is a director of LIDAK.

         d. During the last five years, Dr. Katz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. During the last five years, Dr. Katz has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f. Citizenship: Dr. Katz is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction.

         On August 27, 1998, David Katz, Lee Katz (the "Katz Parties") on the one hand, and Mitchell J. Stein, HealthMed, Inc. ("HealthMed"), National Trust

Properties, and the Trammel Trust (the "HealthMed Parties") on the other hand, entered into a Settlement Agreement and Rescission (the "Settlement Agreement and Rescission") whereby the Katz Parties and the HealthMed Parties agreed to settle certain litigation between them relating to the Stock Purchase Agreement (the "Katz Stock Purchase Agreement"), the Purchase Rights Agreement (the "Katz Purchase Rights Agreement"), the Voting Trust agreement (the "Katz Voting Trust Agreement") and the Promissory Note (the "Katz Promissory Note") (collectively, the "Agreements") entered into between David Katz and HealthMed on January 12, 1998. Pursuant to the terms of the Settlement and Rescission Agreement and the accompanying Judgment of Rescission and Dismissal ordered by the United States District Court on August 28, 1998 and the request for dismissal with prejudice filed by the parties with the Superior Court of San Diego on August 31, 1998 relating to the litigation, the Agreements have been rescinded in their entirety and the Katz Parties and the HealthMed Parties have been restored to their status quo ante with respect to all rights, privileges, interests, obligations and preferences with respect to the subject matter of the Agreements, including, but not limited to, all rights, privileges and preferences with respect to the shares of Class A Common Stock and Class B Common Stock of Lidak. As part of a separate agreement, the HealthMed Parties acquired 65,000 shares of Class A Common Stock from the Katz Parties.

         a. Not applicable.

         b. Not applicable.

         c. Not applicable.

         d. Not applicable.

         e. Not applicable.

         f. Not applicable.

         g. Not applicable.

         h. Not applicable.

         i. Not applicable.

         j. Not applicable.

Item 5.  Interest in Securities of the Issuer.

         a. Dr. Katz is the beneficial owner of 3,264,096 shares of Class A Common Stock and 619,000 shares of Class B Common Stock. Dr. Katz may therefore by deemed to beneficially own 7.9% of the Class A Common Stock outstanding and 92.7% of the Class B Common Stock outstanding. Pursuant to the Articles of Incorporation of LIDAK, each share of Class A Common Stock entitles the holder to one vote and each share of Class B Common Stock entitles the holder to five votes upon any and all matters submitted to the shareholders of LIDAK for a vote.

          The calculation of the percentage of shares beneficially owned as of the date hereof is based on LIDAK's Form 10-Q for the quarter ended June 30,1998 in which LIDAK reported there were 39,814,017 shares of Class A Common Stock outstanding and 49,000 shares of Class B Common Stock outstanding as of August 13, 1998. The calculation gives effect to (i) Dr. Katz's exercise of his stock options (the "Options") which grant to him the right to purchase 1,867,000 shares of Class A Common Stock, (ii) Dr. Katz's exercise of his options on June 1, 1998 to purchase 375,000 shares of Class B Common Stock, for which Dr. Katz has has yet to receive Class B shares, (iii) Dr. Katz's exercise of his Class D Warrants to purchase 386,190 shares of Class A Common Stock, (iv) Dr. Katz's wife's exercise of options to purchase 10,000 shares of Class B Common Stock, and (v) Dr. Katz's wife's ownership of 2,000 shares of Class A Common Stock and her exercise of options to purchase 46,903 shares of Class A Common Stock, and results, for purposes of calculating the percent of class beneficially owned by Dr. Katz in there being 41,124,110 shares of Class A Common Stock issued and outstanding and 668,000 shares of Class B Common Stock issued and outstanding. The Options are exercisable within 60 days. The 1,867,000 shares of Class A Common Stock underlying the Options are therefore beneficially owned by Dr. Katz.

          b. Dr. Katz has the sole power to vote and dispose of 3,215,193 shares of Class A Common Stock and 609,000 shares (375,000 shares of which Dr. Katz has yet to receive from Lidak) of Class B Common Stock. Dr. Katz's wife has the sole power to vote and dispose of 48,903 shares of Class A Common Stock and 10,000 shares of Class B Common Stock.

         c. Not applicable.

         d. Not applicable.

         e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

         The discussion herein regarding the (i) Katz Stock Purchase  Agreement,
(ii) Katz Purchase Rights Agreement, (iii) Katz Voting Trust Agreement, (iv) Katz Promissory Note, and (v) Settlement Agreement and Rescission is hereby incorporated into this Item 6.

Item 7.  Material to be Filed as Exhibits.

         The following are incorporated by reference from the Schedule 13D filed on behalf of Dr. Katz on January 16, 1998:

         Exhibit 4.1:         Katz Stock Purchase Agreement
         Exhibit 4.2:         Katz Purchase Rights Agreement
         Exhibit 9.1:         Katz Voting Trust Agreement
         Exhibit 10.1:        Katz Promissory Note

          The following is incorproated by reference from Amendment No. 2 to the
Schedule 13D filed on behalf of Dr. Katz on September 3, 1998:

         Exhibit 10.2:         Settlement Agreement and Rescission


                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    September 18, 1998


                                            /s/ David H. Katz
                                            -----------------------------------
                                            David H. Katz, M.D.